

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 29, 2015

<u>Via E-mail</u>
Kieran Caterina
Chief Financial Officer
Associated Capital Group, Inc.
One Corporate Center
Rye, New York 10580

      **Re:    Associated Capital Group, Inc.**
               **Amendment No. 4 to Form 10-12B**
               **Filed October 21, 2015**
               **File No. 1-37387**

Dear Mr. Caterina:

      We have reviewed your amendment, and we have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Exhibit 99.1</u>

<u>Risk Factors, page 19</u>

<u>After the separation, certain of our directors and officers…, page 19</u>

1.     Please revise this section to disclose that Section 8.2 of your charter states that anyone who receives or purchases your shares is deemed to have consented to the corporate opportunity policy embodied in Article VIII of the charter.  Please also make similar changes to your disclosure on page 98.

       You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Yolanda R. Trotter, Staff Accountant, at (202) 551-3472, if you have questions regarding comments on the financial statements and related matters.  Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services II